Exhibit 12.1

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges for each of the periods indicated are as follows:

	Successor						Predecessor
	39-Weeks Ended September 29, 2012	Year Ended December 31, 2011	Year Ended January 1, 2011	Year Ended January 2, 2010	Year Ended December 27, 2008	26-Weeks Ended December 29, 2007	26-Weeks Ended July 3, 2007
Income (loss) from continuing operations before income taxes	$(0.4)	$(144.2)	$2.6	$(57.8)	$(119.9)	$(83.6)	$120.5
Interest capitalized during the period	(1.2)	(3.2)	(2.1)	(1.2)	(5.4)	(2.5)	(1.7)
Total fixed charges	240.9	328.7	362.5	387.2	423.0	254.9	17.7

Adjusted earnings	$239.3	$181.3	$363.0	$328.2	$297.7	$168.8	$136.5

Fixed Charges
Interest (income) expense	$227.3	$307.6	$341.7	$358.5	$387.8	$235.2	$(0.4)
Interest capitalized during the period	1.2	3.2	2.1	1.2	5.4	2.5
Interest portion of rent expense	12.4	17.9	18.7	27.5	29.8	17.2	18.1

Total Fixed Charges	$240.9	$328.7	$362.5	$387.2	$423.0	$254.9	$17.7

Ratio of earnings to fixed charges	N/A	N/A	1.0	N/A	N/A	N/A	7.7

Coverage deficiency	$1.6	$147.4	—	$59.0	$125.3	$86.1	—